                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                Amendment No. 2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            NEW CAPITAL IWORKS, INC.
                 (Name of Small Business Issuer in its charter)

                Delaware                                 95-4769106
----------------------------------------  --------------------------------------
   (STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                   IDENTIFICATION NO.)

  360 N. Sepulveda Blvd., Ste. 3050
       El Segundo, California                              90245
----------------------------------------  --------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                (ZIP CODE)

          ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE: 310-524-0111
                                                          ------------

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

         TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED
----------------------------------------  --------------------------------------
                None                                      N/A

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                          Common Stock $.001 par Value
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

                            New Capital iWorks, Inc.

                                 FORM 10 - SB/A

                                Table of Contents

PART I

      ITEM 1.  Description of Business.........................................2

      ITEM 2.  Management Discussion and Analysis or Plan of Operation.........5

      ITEM 3.  Description of Property.........................................5

      ITEM 4.  Security Ownership of Certain Beneficial Owners and
                  Management...................................................6

      ITEM 5.  Directors, Executive Officers, Promoters and Control
                  Persons......................................................6

      ITEM 6.  Executive Compensation..........................................7

      ITEM 7.  Certain Relationships and Related Transactions..................7

      ITEM 8.  Description of Securities.......................................7

PART II

      ITEM 1.  Market Price of and Dividends on the Registrant's Common
                  Equity and Related Stockholder Matters.......................8

      ITEM 2.  Legal Proceedings...............................................8

      ITEM 3.  Changes In and Disagreements With Accountants on Accounting
                  and Financial Disclosure.....................................8

      ITEM 4.  Recent Sales of Unregistered Securities.........................9

      ITEM 5.  Indemnification of Directors and Officers.......................9

      INDEX TO FINANCIAL STATEMENTS...........................................13

PART III

      ITEM 1. Index to Exhibits...............................................14

PART 1

ITEM 1.  DESCRIPTION OF BUSINESS

         This registration statement contains forward-looking statements that are based on the Company's beliefs as well as assumptions made by and information currently available to the Company. When used in this registration statement, the words "believe," "expect," "anticipate," "estimate" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including, without limitation, the Company's recent commencement of commercial operations and the risks and uncertainties concerning the acceptance of its services and products by its potential customers; the Company's present financial condition and the risks and uncertainties concerning the availability of additional capital as and when required; technological changes; increased competition; and general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. The Company cautions potential investors not to place undue reliance on any such forward-looking statements all of which speak only as of the date made.

Overview
--------

         New Capital iWorks, Inc. (the "Company"or the "Registrant") was incorporated on October 21, 1999 under the laws of the State of Delaware. The Company was organized as a multinational Internet holding company for early stage e-commerce businesses. It currently operates as a service-based provider of critical business methods and technologies to companies seeking to communicate business-to-business (B2B) via the world-wide web. Its goal has been to develop and accumulate equity ownership in businesses by providing critical structural and business developmental services in the areas of strategy, technology, marketing, finance, human resources, operations, real estate, and venture capital financing from third-party venture funding partners.

Recent Developments
-------------------

         During the recent downturn in the capital markets, the Company had to cut expenses and scale back operations, thereby causing a reduction in overall revenue generating activities. As a result, management decided to alter its current plan of operation and pursue a new line of business. Due to its present operating condition, the Company is presently unable to provide any of the services discussed under its new plan of operations; however, the Company is endeavoring to raise the additional capital required to effectively launch its new business model. The provision of the services associated with the new business plan is contingent upon the success of its capital raising endeavors. All references to the "Registrant", the "Company", "us" and "our" shall hereafter refer to the new business plan and plan of operations.

New Plan of Operations
----------------------

         Management intends to discontinue its current plan of operation and pursue a new line of business focusing on the sale of production services and cable network time to individuals and organizations. To make the transition to its new business model, management believes that it will require a minimum of three hundred thousand dollars. Management intends to rely on external sources of capital to meet this requirement, and is intending to raise additional capital through the sale of its securities. However, as of the date of this filing, there is no definitive agreement in place. Furthermore, management makes no assurances that such capital raising efforts will be successful.

         Upon the successful completion of its next round of financing from whichever source, the Company intends to immediately begin implementing its new plan of operation. Pursuant to this plan, the Company intends to penetrate local communities with innovative local television programming. In short, the Company plans to dedicate itself to producing personal classified advertisement-type shows for television.

         A "personal classified advertisement-type show", as referenced herein, is a compilation of a specified number of one-to-two minute personalized video segments, which can best be characterized as personal classified advertisements. They will be produced, compiled, edited and assembled by the Company; they will star the individual, and they will air on local televised cable networks across approximately fourteen different metropolitan viewing markets.

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         The Company's "personal advertisements" are meant to provide the general public with a televised venue to express themselves, subject to certain content restrictions. Such personalized "ads." may include communications designed to locate new friends or those with similar interests and hobbies; to propose marriage; or to provide a platform for people simply wishing to exhibit personal views, talents, property, thoughts or ideas.

         The Company will produce these personal one-minute segments "personal shows" by providing complete, fully mobile and studio-quality production services to individuals, businesses and other organizations wishing to communicate via cable leased access networks and over traditional broadcast television stations. Each one-minute segment will then be compiled into a series of full-length episodes, or programs, designed to provide local cable and television stations with entertainment-based content programming. These programs will be aired on both television stations and cable networks, locally. The goal will be to provide individual consumers and organizations with exposure and access to the general public previously unavailable to this segment at an affordable price.

         The Company expects to generate revenue from clients as well as from licensed sponsors who may wish to advertise within these episodes. Each client will be charged a one-time fee of six hundred forty-nine dollars ($649) for video production services and televised exposure. Each episode will showcase twenty-four individual clients, thus generating over fifteen thousand dollars ($15,000) for each full-length master episode tape produced. The content of each segment will be determined by the client with certain quality, entertainment, and format guidelines set by the Company.

         The Company's new plan of operation does not require income from outside advertisers or corporate sponsorships to achieve success. This is due to the fact that the revenue generated from clients is sufficient to cover the airtime purchased, all necessary production costs as well as other related business expenses. Any revenues generated by corporate sponsorships will be above and beyond those projected in the Company's new business plan.

         The Company plans to launch this program on a city-by-city basis, targeting a total of fourteen major metropolitan areas over the next three to five years. Each metropolitan area will have its own office and production team(s) providing operational supervision as well as client training and support. All post-production, video editing, and quality control will be performed at the Company's Corporate Headquarters.

Management
----------

         In furtherance of its new plan of operation, the Company has hired an individual as Director of Business Development pursuant to an employment agreement with a compensation plan contingent upon the Company's securing additional sources of capital. Upon the completion of the next round of financing, the Company plans to elevate this employee to Chief Operating Officer. Management believes the individual will bring experience, technical expertise, industry contacts and possible additional sources of capital. As part of his compensation package, the individual will be held to the achievement of certain performance goals which are pending further negotiation. Upon the accomplishment of these goals, the Company will issue to the individual 11 million shares of the Company's common stock. Management sets forth no guarantees as to the success of either the achievement of these goals or its new line of business.

Marketing
---------

         The Company will market its services through direct sales and a variety of direct and indirect advertising. Initially, the Company will advertise via thirty-second on-peak commercials. The Company believes it will continue to accumulate these advertising spots free of charge as many broadcasters and cable account representatives offer such on-peak spots as incentive to purchase airtime.

         When purchasing airtime, many broadcast and cable television account representatives offer free television advertising spots. For instance, Cox Cable and several other television companies have offered multiple on-peak free advertising spots on other channels such as MTV, VH1, BET and CNN. These spots are meant to be an added sales incentive for media purchasers to purchase additional airtime. Furthermore, these "free" spots are offered without the obligation of additional future purchases. The larger the block of airtime the Company is able to purchase, the greater the leverage for the negotiation and subsequent accumulation of additional free advertising spots.

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         Additional advertising will take place via radio, merchandising,
Internet, mobile billboards and word-of-mouth. Finally, as the Company continues to expand operationally, it plans to utilize local PR campaigns in each city in which it establishes a presence.

Business Strategy and Market Development
----------------------------------------

         We believe that three factors have converged to create additional opportunities within the televised personal and classified advertisement market. First, recent media trends have popularized the idea that anyone can now be on television. Over the last few years, television shows such as American Idol and the plethora of reality-based shows have given "everyday people" the opportunity to effectively capture their "fifteen minutes of fame". However, the opportunities that actually materialize for the few select individuals are few and far between, leaving excess demand among aspiring actors, models, singers, comedians, entrepreneurs and others who merely want to appear on television.

         Secondly, recent decreases in technology costs now make it more affordable to produce professional quality content for almost anyone with a limited budget. This has created new opportunities for those with the expertise and technical know-how to tap into this unmet demand. We believe we have found a way to provide the individual with access to televised airtime on a large scale.

         Finally, the supply of additional airtime created by digital cable and satellite television has served to reduce this cost even further as cable channels continue to sell airtime at a discount in an effort to attract new content to fill the available bandwidth.

         The Company plans to capitalize on the opportunities created by these converging factors through the marketing and continual expansion of the Company's proprietary television show into new and untapped regional markets throughout the United States. Upon the successful completion of financing, and as part of its future marketing plan to gain exposure and media attention, the Company will effectively put on a traveling "road show" with the filming of each new personalized segment. Production crews will travel to each location in large, prominent production vehicles conspicuously marked with the Company's logo and contact information. Additionally, with the arrival of the production crew in each new city, the Company will hold what will effectively amount to "casting calls" to attract new participants and generate wide-spread media attention in local communities. These initial "casting calls" will be widely advertised through traditional media as well as via word of mouth.

Competitive Business Forces and Methods of Competition
------------------------------------------------------

         At present, the Company is unaware of any direct competition from cable networks or television broadcasting studios focusing on independent communities for personal or classified advertising. However, local newspapers, magazines, and trade journals have traditionally offered these types of services in print. As such, the Company believes the print media will continue to represent the greatest source of competition. Competition from other sources will include various online sites which have proven successful in targeting buyers and sellers nationally as well as globally. Finally, the Company believes that as the model gains in popularity, low barriers to entry may result in further direct competition from media giants as well as from smaller, independent enterprises.

         While print media has and continues to offer these types of services, management offers no guarantees that the Company will experience similar results.

Patents, trademarks, licenses, franchises, concessions, royalty agreements or
-----------------------------------------------------------------------------
labor contracts, including duration
-----------------------------------

         The Company currently relies on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements and technical measures to protect its proprietary rights. Much of the Company's proprietary information may not be patentable, and the Company does not currently possess any patents.

Effect of existing or probable governmental regulations on the business
-----------------------------------------------------------------------

         The cable industry is regulated to varying degrees by the FCC, certain state governments and agencies, and most local governments. In addition, legislative and regulatory proposals under consideration from time to time by Congress and various federal, state and local agencies may materially affect the cable industry. As the Company will be in the business of producing programming for the cable and television industry, it will be directly affected by such rules as rate regulations, content requirements and restrictions, and use allowances by unrelated third parties. At present, however, the Company is not subject to direct regulation by other government agencies, other than regulations applicable to businesses in general.

Number of Total Employees
-------------------------

         As of the date of this Statement, the Company employs two people, each on a part-time basis.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

         Over the previous thirty-six months, revenue generating activities have largely been curtailed due to the recent market downturn. Operational expense cutbacks followed. To date, our operational activities have been centered around our Los Angeles-based Technology Center and have included, on a very limited basis, the marketing of the following services, offered primarily to the European Community:

         o        Strategic guidance and business model refinement,
         o        Technology needs assessment, design and development,
         o        Key business process analysis, design and documentation,
         o        Organizational planning, and human resources administration,
         o        Capital planning, financing, modeling, and raising of capital,
         o Business development, strategic alliance and marketing consulting.

         The Company has financed its activities to date through the sale of its securities. During 2002, the Company closed a private placement sale of 520,000 shares of its Common Stock, at a price of $.05 per share, for total gross proceeds of $26,000. No sales were conducted during 2003.

         Management believes that it will require approximately three hundred thousand dollars to effectively launch its new plan of operation. Management is endeavoring to raise these funds through the sale of its securities. While management believes that it will not have to raise additional capital in excess of this amount to meet the expenses associated with launching the new line of business, management offers no guarantee that this amount will be sufficient to meet the capital needs of the Company on an ongoing basis. To the extent that the Company fails to meet its capital requirements, its business plan may require further modification and its plan for future operations may be significantly curtailed or discontinued.

         The implementation of the business plan is contingent on the Company receiving financing from the sale of its securities. Upon receipt of funding the Company will begin the implementation with the hiring of various staff and production crews. The Company will then begin a systematic, city-by-city launch across approximately fourteen different metropolitan markets. This launch will include a "traveling road show" and casting calls in each city. The Company will attempt to generate additional advertising through hosting local media events and high-profile audition screenings.

         Currently, the Company has no agreement in place for the purchase or sale of significant equipment. The Company does, however, anticipate the purchase of additional equipment in the future as required by its new plan of operation.

         Over the course of the next twelve months the Company anticipates hiring new employees to meet the staffing needs of its new business. The number of employees actually hired will be dependant on the success of its future operations and the corresponding city-by-city launch of its new business model.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company originally leased its facilities under a non-cancelable lease that expired on June 30, 2003. During 2002, the Company negotiated an arrangement whereby a related company would assume the remaining lease term. This arrangement released the Company from any and all present and future

                                       5


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financial liability to all parties. The property is located at 360 N. Sepulveda
Blvd., Suite 3050, El Segundo, CA 90245. This is currently the Company's sole place of business.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of the date of this Filing by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.

           NAME AND ADDRESS                NUMBER OF SHARES     PERCENTAGE OWNED
--------------------------------------     ----------------     ----------------
Kevin DeVito(1)                               280,000                10.6%
Ken Gootnick(2)                               190,000                 7.2%
David Golden(3)                               176,660                 6.7%
Gregor Maissen(4)                             150,000                 5.7%

All officers and directors as a group         280,000(5)             10.6%

         None of the people listed above have any rights to acquire shares from options, warrants, rights, conversion privileges or similar options.

(1)       Address: 360 N. Sepulveda Blvd., Suite 3050, El Segundo, CA 90245

(2)       Address: 29301 Castlehill Drive Agoura Hills, CA 91301

(3)       Address: 4221 West National Ave. Burbank, CA 91505

(4)       Address: P.O. Box N7776, Nassau, Bahamas

(5)       Consists solely of shares controlled by Kevin DeVito

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Set forth below are the directors and officers of the Company:

NAME                      AGE            POSITIONS AND OFFICES HELD
----                      ---            --------------------------
Kevin DeVito              44             Director, President, Chief Executive
                                         Officer, and Chief Financial Officer

         Mr. Kevin DeVito currently serves as the Company's sole director and as its Chief Executive Officer, President and Chief Financial Officer. Mr. DeVito has served as the Company's Chief Executive Officer since the Company's inception. Prior to that he served as CEO of New Capital Horizons, a venture capital and management consulting firm. He has more than 15 years of experience in venture capital, investment banking and strategic planning, and continues to work closely with technology-oriented enterprises to assist them in growth and capitalization planning. He has managed private investment funds internationally and has been responsible for negotiating private equity investments totaling over $30 million over the past seven years.

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ITEM 6.  EXECUTIVE COMPENSATION

Cash Compensation of Executive Officers.
----------------------------------------

         The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer for services rendered year-to-date through June 2004, for the fiscal years 2000 through 2004 and from inception (October 1999) to December 1999.

                                           ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                             ----------------------------------------------  ---------------------------------
    NAME AND POSITION         YEAR       SALARY      BONUS     OTHER ANNUAL      RESTRICTED     COMMON SHARES      ALL
                                                               COMPENSATION     STOCK AWARDS     UNDERLYING       OTHER
                                                                                     ($)       OPTIONS GRANTED    COMPEN-
                                                                                                 (# SHARES)       SATION
---------------------------  --------  ----------  ---------  -------------  ----------------  ---------------  -----------
Kevin DeVito, Chief           1999         $0         $0            $0            $15,000           150,000         $0
Executive Officer, and        2000      $119,800      $0            $0               $0                0            $0
President                     2001       $85,750      $0            $0               $0                0            $0
                              2002         $0         $0            $0               $0                0            $0
                              2003         $0         $0            $0               $0                0            $0
                              2004         $0         $0            $0               $0                0            $0

Compensation of Directors
-------------------------

         At the present time, directors receive no compensation for serving as directors of the Company. In addition, the Company does not anticipate compensating directors in the future. All directors receive reimbursement for out-of-pocket expenses in attending Board of Directors meetings. From time to time the Company may engage members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for the services which they perform.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Mr. Kevin DeVito, the Chairman and President of the Registrant, has, from time to time, made loans to the Company through New Capital Horizons, a Company owned and operated by the Company's President and Chief Executive Officer. As of the date of this Statement, these loans totaled $53,400. These unsecured demand notes are due on demand.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value, of which 2,194,500 shares are issued and outstanding and beneficially held by approximately seventy-four (74) stockholders. As of the date of this Statement, there are no outstanding options, warrants or other securities which upon exercise or conversion entitle their holder to acquire shares of Common Stock.

         Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which case Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therfore, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

PREFERRED STOCK

         The Company is authorized to issue 10,000,000 shares of Preferred Stock, $.01 par value, of which, no shares are issued and outstanding as of the date of this Statement.

TRANSFER AGENT

         The transfer agent for the Company's Common Stock is PublicEase, Inc., 3663 E. Sunset Road, Suite 102, Las Vegas, NV 89120.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information
------------------

         Currently, there is no public trading market upon which the Company's common stock trades.

Holders
-------

         Currently, there is one class of common equity held by approximately seventy-four (74) stockholders.

Dividends
---------

         The Company has not paid any cash dividends since inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

ITEM 2.  LEGAL PROCEEDINGS

         There are no pending legal proceedings to which the Company or any of its officers or directors or to which the property of the Company is subject. In addition, no such other proceedings are known to be contemplated against the Company or any officer or director of the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         On January 8, 2004, we dismissed London and Company as our independent auditors and engaged Stonefield Josephson, Inc. to serve as such. The Company determined that it would prefer to engage a much larger independent auditing firm such as Stonefield Josephson, Inc., a certified public accounting practice with offices in 5 cities, as the Company's independent accountants. The Company engaged Stonefield Josephson, Inc. as its independent auditor on January 8, 2004.

         The reports of London and Company on our financial statements since our inception on October 21, 1999 to our report included on Form 10-SB for the fiscal year ended December 31, 2002 did not contain an adverse opinion or a disclaimer of opinion, and were not modified as to uncertainty, audit scope or accounting principles; however, London and Company's report for the fiscal year ended December 31, 2002 contained explanatory language regarding our difficulty in generating sufficient cash flow to meet our capital requirements and sustain our operations and continue as a going concern as described in Note 1 to our financial statements for such fiscal year.

         During our fiscal year ended December 31, 2002 and through the date our dismissal of London and Company on January 8, 2004, there were no disagreements with London and Company on any matter of accounting principles, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of London and Company , would have caused it to make reference thereto in their report on our financial statements.

                                       8


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ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         During the last four years the Company sold unregistered shares of its Common Stock in the following transactions:

         A. From December 1999 to June 2000, the Company conducted a private placement of shares of its Common Stock at a price of $1.00 per share in a Series A round financing. In the private placement, the Company sold 1,074,000 shares of Common Stock to a total of 38 investors for gross proceeds of $1,074,000. There was no underwriter involved in this placement and, therefore; no underwriting discounts or commissions were paid by the Company. The Issue was conducted pursuant to Rule 506 under the 1933 Act.

         B. From January 2000 to June 2000, the Company conducted a private placement of shares of its Common Stock at a price of $2.00 per share in a Series B round financing. In the private placement, the Company sold 385,500 shares of Common Stock to 39 investors for gross proceeds of $771,000. There was no underwriter involved in this placement and, therefore, no underwriting discounts or commissions were paid by the Company. The Issue was conducted pursuant to Rule 506 under the 1933 Act.

         C. From July 2001 to August 2003, the Company conducted a private placement of shares of its Common Stock at a price of $.05 per share in a Series C round financing. In this placement the Company sold 735,000 shares of Common Stock to 29 investors for gross proceeds of $36,750. There was no underwriter involved in this placement and, therefore, no underwriting discounts or commissions have been paid by the Company. The Issue was conducted pursuant to Rule 506 of the 1933 Act.

         In each of the private placement sales described above, each of the investors was an accredited investor within the meaning of Rule 501(a) of the 1933 Act and prior to their investment was provided with information regarding the Company substantially similar to that in a registration statement on Form SB-2. Each of the investors signed subscription agreements confirming that they were purchasing with investment intent. Each of the investors had a prior substantive relationship with an executive officer or director of the Company.

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware Statutes
-----------------

         Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

         "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the

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corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees). (Last amended by Ch.261,L.'94, eff.7-1-94.)"

Certificate of Incorporation
----------------------------

         The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability "[t]o the fullest extent permitted by the Delaware General Corporation Law ". The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" below).

Bylaws
------

         The Company's Bylaws provide for the indemnification of the Company's directors, officers, employees, or agents under certain circumstances as follows:

         6.1 RIGHT TO INDEMNIFICATION. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, as it presently exists or may hereafter be amended, any person (an "Indemnitee") who was or is or is threatened to be made a party or is otherwise involved in an action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or, while a director of officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnitee. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.3, the Corporation shall be required to indemnify an Indemnitee in connection with a proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors of the Corporation.

         6.2 PREPAYMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should ultimately be determined that the Indemnitee is not entitled to be indemnified under this
Article VI or otherwise.

         6.3 CLAIMS. If a claim for indemnification or payment of expenses under this Article VI is not paid in full within sixty (60) days after a written claim therefore by the Indemnitee has been received y the Corporation, the Indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnitee is not entitled to the requested indemnification or payment of expenses under applicable law.

         6.4 NON-EXCLUSIVITY OF RIGHTS. The rights conferred on any Indemnitee by this Article VI shall not be exclusive of any other rights which such Indemnitee may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

         6.5 OTHER SOURCES. The Corporation's obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

         6.6 AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of the Article VI shall not adversely affect any right or protection hereunder of any Indemnitee in respect of any act or omission occurring prior to the time of such repeal or modification.

         6.7 OTHER INDEMNIFICATION AND PREPAYMENT OF EXPENSES. This Article VI shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Indemnitees when and as authorized by appropriate corporate action.

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Reports................................................F-1

                                     AUDITED

Consolidated Balance Sheets at December 31, 2002, 2003 (Audited).............F-3

Consolidated Statements of Operations for the fiscal years
  ended December 31, 2002, 2003 (Audited) and for the period from inception (October 21, 1999) to December 31, 2003 (Audited)...........F-4

Consolidated Statements of Stockholders' Equity (Deficit)
  for the period from inception (October 21, 1999) to
  December 31, 2003 (Audited)................................................F-5

Consolidated Statements of Cash Flows for the fiscal year ended
  December 31, 2002, 2003 (Audited) and for the period from
  inception (October 21, 1999) to December 31, 2003 (Audited)................F-6

Notes to Consolidated Financial Statements (Audited).........................F-7

                                    UNAUDITED

Consolidated Balance Sheets at March 31, 2004 (Unaudited)...................F-13

Consolidated Statements of Operations for the three months
  ended March 31, 2003, 2004 (Unaudited) and for the period
  from inception (October 21, 1999) to March 31, 2004 (Unaudited)...........F-14

Consolidated Statements of Stockholders' Equity (Deficit)
  for the period from inception (October 21, 1999) to
  March 31, 2004 (Unaudited)................................................F-15

Consolidated Statements of Cash Flows for the three months
  ended March 31, 2004, (Unaudited) and for the period from
  inception (October 21, 1999) to March 31, 2004 (Unaudited)................F-16

Notes to Consolidated Financial Statements (Unaudited)......................F-17

                          Independent Auditors' Report
                          ----------------------------

Board of Directors
New Capital iWorks, Inc.
El Segundo, California

We have audited the accompanying balance sheets of New Capital iWorks, Inc. (a Delaware corporation in the development stage) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and for the period from October 21 1999 (inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Capital iWorks, Inc. as of December 31, 2002 and 2001, and the results of its operations, changes in stockholder's equity (deficit) and its cash flows for the year then ended and for the period from October 21, 1999 (inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, there is substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LONDON & CO., LLP

Los Angeles, CA

June 18, 2003

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
New Capital iWorks, Inc.
El Segundo, CA

We have audited the accompanying balance sheet of New Capital iWorks, Inc. (the "Company") (A Development Stage Company) as of December 31, 2003 and the related statements of operations, stockholders' deficit and cash flows for the year then ended and the cumulative period from January 1, 2003 to December 31, 2003. The cumulative period October 21, 1999 (inception) to December 31, 2002 was audited by other auditors whose report, dated June 18, 2003, is included in the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board in the United States of America Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Capital iWorks, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended and the cumulative period from January 1, 2002 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the accompanying financial statements, the Company has incurred significant losses since inception and has no established source of revenue. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also discussed in Note 7. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
April 26, 2004

                                       NEW CAPITAL IWORKS, INC.
                                 (A COMPANY IN THE DEVELOPMENT STAGE)
                                            BALANCE SHEETS

                                                ASSETS
                                                ------

                                                                                 December 31,
                                                                        -----------------------------
                                                                            2003             2002
                                                                        ------------     ------------
CURRENT ASSETS
      Cash                                                              $       279      $       822
                                                                        ------------     ------------

     TOTAL CURRENT ASSETS                                                       279              822

PROPERTY AND EQUIPMENT, NET                                                      --            6,832
                                                                        ------------     ------------
     TOTAL ASSETS                                                       $       279      $     7,654
                                                                        ============     ============

                                LIABILITIES AND STOCKHOLDERS' DEFICIT
                                -------------------------------------

CURRENT LIABILITIES
     Accounts Payable                                                   $   219,616      $   218,341
     Accrued Expenses                                                       192,208          139,658
     Note Payable - Related Party                                            53,400           38,500
                                                                        ------------     ------------
     Total Current Liabilities                                              465,224          396,499

COMMITMENTS                                                                      --               --
                                                                        ------------     ------------
TOTAL LIABILITIES                                                           465,224          396,499
                                                                        ------------     ------------

STOCKHOLDERS' DEFICIT
     Preferred Stock, $.01 par value, 10,000,000 Shares Authorized,
         No Shares Issued and Outstanding                                        --               --
     Common Stock, $.001 par value, 20,000,000 Shares Authorized,
         2,194,500 and 2,049,500 Shares Issued and
         Outstanding, respectively                                            2,195            2,050
     Additional Paid in Capital                                           1,879,555        1,872,450
     Deficit Accumulated During Development Stage                        (2,346,695)      (2,263,345)
                                                                        -----------      -----------
     TOTAL STOCKHOLDERS' DEFICIT                                           (464,945)        (388,845)
                                                                        ------------     ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                        $       279      $     7,654
                                                                        ============     ============

                           (See Accompanying Notes to Financial Statements)

                                                 F-3

                                          NEW CAPITAL IWORKS, INC.
                                    (A COMPANY IN THE DEVELOPMENT STAGE)
                                          STATEMENTS OF OPERATIONS

                                                                                             FROM INCEPTION
                                                     FOR THE YEAR ENDED DECEMBER 31,       (OCTOBER  21, 1999)
                                                  -------------------------------------      TO DECEMBER 31,
                                                        2003                 2002                 2003
                                                  ----------------     ----------------     ----------------
REVENUES                                          $            --      $            --      $        19,430

EXPENSES
       General and Administrative                          83,350               41,319            2,177,787
                                                  ----------------     ----------------     ----------------

       LOSS FROM OPERATIONS                               (83,350)             (41,319)          (2,158,357)
                                                  ----------------     ----------------     ----------------

OTHER INCOME (EXPENSE)
       Interest Income                                         --                   --               11,740
       Loss on Disposal of Property
           and Equipment                                       --                   --             (200,078)
                                                  ----------------     ----------------     ----------------

       NET TOTAL OTHER INCOME (EXPENSE)                        --                   --             (188,338)
                                                  ----------------     ----------------     ----------------

LOSS BEFORE INCOME TAXES                                  (83,350)             (41,319)          (2,346,695)
                                                  ----------------     ----------------     ----------------

PROVISION FOR INCOME TAXES                                     --                   --                   --
                                                  ----------------     ----------------     ----------------

       NET LOSS                                   $       (83,350)     $       (41,319)     $    (2,346,695)
                                                  ================     ================     ================

EARNINGS (LOSS) PER SHARE

       Basic and Diluted                          $         (0.04)     $         (0.02)
                                                  ================     ================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

       Basic and Diluted                                2,183,346            1,834,885
                                                  ================     ================

                              (See Accompanying Notes to Financial Statements)

                                                     F-4

                                                     NEW CAPITAL IWORKS, INC.
                                               (A COMPANY IN THE DEVELOPMENT STAGE)
                                                STATEMENT OF STOCKHOLDERS' DEFICIT
                                      FROM INCEPTION (OCTOBER 21, 1999) TO DECEMBER 31, 2003

                                                                                                 DEFICIT
                                                                                               ACCUMULATED       FROM INCEPTION
                                                  COMMON STOCK                ADDITIONAL          DURING       (OCTOBER 21, 1999)
                                        --------------------------------       PAID IN         DEVELOPMENT       TO DECEMBER 31,
                                            SHARES            AMOUNT           CAPITAL            STAGE               2003
                                        --------------    --------------    --------------    --------------     --------------
BALANCE AT INCEPTION                               --     $          --     $          --     $          --      $          --

COMMON STOCK ISSUED FOR CASH
AT $1.00 PER SHARE DURING
DECEMBER 1999                                 100,000               100            99,900                --            100,000

NET LOSS FROM INCEPTION
TO DECEMBER 31, 1999                               --                --                --           (50,212)           (50,212)
                                        --------------    --------------    --------------    --------------     --------------
BALANCES AT DECEMBER 31, 1999                 100,000               100            99,900           (50,212)            49,788

COMMON STOCK ISSUED FOR CASH
AT $1.00 PER SHARE FROM
JANUARY 2000 THROUGH JUNE 2000                974,000               974           973,026                --            974,000

COMMON STOCK ISSUED FOR CASH
AT $2.00 PER SHARE FROM
FEBRUARY 2000 THROUGH JUNE 2000               385,500               386           770,614                --            771,000

NET LOSS FOR YEAR                                  --                --                --        (1,861,084)        (1,861,084)
                                        --------------    --------------    --------------    --------------     --------------
BALANCES AT DECEMBER 31, 2000               1,459,500             1,460         1,843,540        (1,911,296)           (66,296)

COMMON STOCK ISSUED FOR CASH
AT $.05 PER SHARE FROM
APRIL 2001 THROUGH OCTOBER 2001                70,000                70             3,430                --              3,500

NET LOSS FOR YEAR                                  --                --                --          (310,730)          (310,730)
                                        --------------    --------------    --------------    --------------     --------------
BALANCES AT DECEMBER 31, 2001               1,529,500             1,530         1,846,970        (2,222,026)          (373,526)

COMMON STOCK ISSUED FOR CASH
AT $.05 PER SHARE FROM
APRIL 2002 THROUGH JULY 2002                  520,000               520            25,480                --             26,000

NET LOSS FOR YEAR                                  --                --                --           (41,319)           (41,319)
                                        --------------    --------------    --------------    --------------     --------------
BALANCE AT DECEMBER 31, 2002                2,049,500             2,050         1,872,450        (2,263,345)          (388,845)

COMMON STOCK ISSUED FOR CASH
AT $.05 PER SHARE DURING APRIL 2003            20,000                20               980                --              1,000

COMMON STOCK ISSUED FOR SERVICES
AT $.05 PER SHARE FROM
APRIL 2003 THROUGH AUGUST 2003                125,000               125             6,125                --              6,250

NET LOSS FOR YEAR                                  --                --                --           (83,350)           (83,350)
                                        --------------    --------------    --------------    --------------     --------------
BALANCE AT DECEMBER 31, 2003                2,194,500     $       2,195     $   1,879,555     $  (2,346,695)     $    (464,945)
                                        ==============    ==============    ==============    ==============     ==============

                                         (See Accompanying Notes to Financial Statements)

                                                               F-5

                                           NEW CAPITAL IWORKS, INC.
                                     (A COMPANY IN THE DEVELOPMENT STAGE)
                                           STATEMENTS OF CASH FLOWS

                                                                                              FROM INCEPTION
                                                         FOR THE YEAR ENDED DECEMBER 31,    (OCTOBER  21, 1999)
                                                        ---------------------------------     TO DECEMBER 31,
                                                             2003               2002               2003
                                                        --------------     --------------     --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Loss                                           $     (83,350)     $     (41,319)     $  (2,346,695)
     Adjustments to Reconcile Net Loss to Net
         Cash Used by Operating Activities:
         Depreciation and Amortization                          6,832             17,421             52,758
         Common Stock Issued for Services                       6,250                 --              6,250
         (Increase) Decrease In:
              Prepaid Expenses                                     --                405                 --
              Deposits                                             --             14,799                 --
         Increase (Decrease) In:
              Accounts Payable and Accrued Expenses            53,825            (20,946)           411,824
                                                        --------------     --------------     --------------

         Net Cash Used in Operating Activities                (16,443)           (29,640)        (1,875,863)
                                                        --------------     --------------     --------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of Property and Equipment                            --                 --            (52,758)
                                                        --------------     --------------     --------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Loan From Related Party                                   14,900                 --             53,400
     Issuance of Common Stock                                   1,000             26,000          1,875,500
                                                        --------------     --------------     --------------

         NET CASH PROVIDED BY FINANCING ACTIVITIES             22,150             26,000          1,935,150

NET INCREASE (DECREASE) IN CASH                                  (543)            (3,640)               279

CASH - AT BEGINNING OF YEAR                                       822              4,462                 --
                                                        --------------     --------------     --------------

CASH - AT END OF YEAR                                   $         279      $         822      $         279
                                                        ==============     ==============     ==============

Supplemental Cash Flow Information: For the period from Inception (October 21, 1999) to December 31, 2003, the
Company paid no interest or income tax.

Non Cash Transactions: The Company issued 125,000 shares of common stock for services valued at $.05 per share for a combined value of $6,250.

                               (See Accompanying Notes to Financial Statements)

                                                      F-6

                            New Capital iWorks, Inc.
                      (A Company In The Development Stage)
                          Notes to Financial Statements
                           December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies:
----------------------------------------------------

     Nature of Business
     ------------------

     New Capital iWorks, Inc. (the "Company") is a service-based provider of critical business methods and technologies to companies seeking to communicate business-to-business (B2B) via the world-wide web. The Company was organized on October 21, 1999 under the laws of the State of Delaware as a multinational Internet holding company for early stage e-commerce businesses. Its goal has been to develop and accumulate equity ownership in these businesses by providing critical structural and business developmental services in the areas of strategy, technology, marketing, finance, human resources, operations, real estate and venture capital financing from third-party venture funding partners.

     Cash and Cash Equivalents
     -------------------------

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     Depreciation and Amortization
     -----------------------------

     Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

                                                               Years
                                                               -----
         Computer Equipment and Software                        2-3
         Leasehold Improvements                                   3

     When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals or betterments are capitalized. Included in the statements of operations are provisions for depreciation and amortization of property and equipment in the amount of $6,832 and $17,421 for the years ended December 31, 2003 and 2002, respectively.

                            New Capital iWorks, Inc.
                      (A Company In The Development Stage)
                          Notes to Financial Statements
                           December 31, 2003 and 2002

     Income Taxes
     ------------

     The Company has adopted SFAS 109, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. As of December 31, 2003 and 2002 deferred income taxes were negligible; therefore no deferred tax has been recognized as of those dates.

     Earnings Per Share
     ------------------

     Basic earnings per share amounts are computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted earnings per share is the same as basic earnings per share due to the lack of diluted items in the Company.

     Basis of Presentation
     ---------------------

     The Company has not generated significant revenues since inception. Consequently, the accompanying financial statements have been prepared using the accounting formats prescribed for development stage enterprises in accordance with Financial Accounting Standards Board Statement 7.

     Recently Issued Accounting Pronouncements
     -----------------------------------------

     In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

                            New Capital iWorks, Inc.
                      (A Company In The Development Stage)
                          Notes to Financial Statements
                           December 31, 2003 and 2002

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the financial position, results of operations or cash flows of the Company.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement amends Statement 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. The adoption of this pronouncement did not have a material effect on the financial statements of the Company.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "Elements of Financial Statements." The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. While the Board still plans to revise that definition through an amendment to Concepts No. 6, the Board decided to defer issuing that amendment until it has concluded its deliberations on the next phase of this project. That next phase will deal with certain compound financial instruments including puttable shares, convertible bonds, and dual-indexed financial instruments. The adoption of this pronouncement did not have a material effect on the financial statements of the Company.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 changes the criteria by which one company includes another entity in its consolidated financial statements. Previously, the criteria were based on control through voting interest. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary

                            New Capital iWorks, Inc.
                      (A Company In The Development Stage)
                          Notes to Financial Statements
                           December 31, 2003 and 2002

     of that entity. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. During October 2003, the FASB issued Staff Position No. FIN 46 deferring the effective date for applying the provisions of FIN 46 until the end of the first interim or annual period ending after December 31, 2003, if the variable interest was created prior to February 1, 2003 and the public entity has not issued financial statements reporting such variable interest entity in accordance with FIN 46. On December 24, 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, (FIN-46R), primarily to clarify the required accounting for interests in variable interest entities. FIN-46R replaces FIN-46, Consolidation of Variable Interest Entities, that was issued in January 2003. FIN-46R exempts certain entities from its requirements and provides for special effective dates for entities that have fully or partially applied FIN-46 as of December 24, 2003. In certain situations, entities have the option of applying or continuing to apply FIN-46 for a short period of time before applying FIN-46R. While FIN-46R modifies or clarifies various provisions of FIN-46, it also incorporates many FASB Staff Positions previously issued by the FASB. The Company does not anticipate that the adoption of this pronouncement will have a material impact on the Company's financial position or results of operations.

     In December 2003, the FASB issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which replaces the previously issued Statement. The revised Statement increases the existing disclosures for defined benefit pension plans and other defined benefit postretirement plans. However, it does not change the measurement or recognition of those plans as required under SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Specifically, the revised Statement requires companies to provide additional disclosures about pension plan assets, benefit obligations, cash flows, and benefit costs of defined benefit pension plans and other defined benefit postretirement plans. Also, companies are required to provide a breakdown of plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and target allocation percentages for these asset categories. The adoption of this pronouncement has no material impact to the Company's financial statements.

     In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." SAB 104 supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers ("the FAQ") issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. The adoption of SAB 104 did not impact the consolidated financial statements.

                            New Capital iWorks, Inc.
                      (A Company In The Development Stage)
                          Notes to Financial Statements
                           December 31, 2003 and 2002

Note 2 - Property and Equipment:
--------------------------------

Property and equipment are recorded at cost and consist of the following:

                                                                      December 31,
                                                            -------------------------------
                                                                 2003              2002
                                                            -------------     -------------
         Computer Equipment and Software                    $     38,195      $     38,195
            Leasehold Improvements                                14,563            14,563
                                                            -------------     -------------
                                                                  52,758            52,758

         Less Accumulated Depreciation and Amortization          (52,758)          (45,926)
                                                            -------------     -------------

                                                            $         --      $      6,832
                                                            =============     =============

Note 3 - Note Payable - Related Party:
--------------------------------------

As of December 31, 2003, the Company has an outstanding balance of $53,400 owed to New Capital Horizons, a Company owned and operated by the Company's Chief Executive Officer and President. This note is due on demand.

Note 4 - Income Taxes:
----------------------

The Company has a net operating loss carry-forward of approximately $2,346,000 that may be used to offset future taxable income. However, the tax benefit has not been recorded due to the uncertainty of the utilization of these carry-forwards. The federal and state carry-forwards all expire by 2023.

The provision for income taxes for the years ending December 31, 2003 and 2002 are as follows:

         Current:
              Federal                                               $        0
                                                                    -----------
              State                                                          0
                                                                    -----------
                                                                             0
         Deferred                                                            0
                                                                    -----------
         Provision for Income Taxes                                 $        0
                                                                    ===========

Deferred tax benefit of net operating loss carry-forwards:

                                                                           2003             2002
                                                                       ------------     ------------
         Deferred tax benefit of net operating loss carry-forwards       2,346,000        2,263,000
         Valuation allowance                                            (2,346,000)      (2,263,000)
                                                                       ------------     ------------
                                                                       $        --      $        --
                                                                       ============     ============

                            New Capital iWorks, Inc.
                      (A Company In The Development Stage)
                          Notes to Financial Statements
                           December 31, 2003 and 2002

Note 5 - Common Stock:
----------------------

During 2003, the Company issued 20,000 shares of common stock to an individual for cash.

Additionally during 2003, the Company issued 125,000 shares of common stock to a total of five individuals for services rendered. The Company valued the common stock at $.05 per share which was determined to be the fair market value based upon recent sales of the Company's common stock.

Note 6 - Subsequent Event:
--------------------------

Subsequent to 2001, the Company entered into a Letter of Intent to be acquired by an individual through the issuance of the Company's common stock. The Letter has since expired and has been superceded by an employment agreement with the individual. Pursuant to this agreement, the individual was hired on a part-time basis with compensation being subject to the Company's successful fund raising efforts. In addition, upon the achievement of certain performance milestones, which have yet to be negotiated, the employee will be issued 11 million shares of the Company's common stock.

Note 7 - Uncertainty of Ability to Continue as a Going Concern:
---------------------------------------------------------------

     As reflected in the accompanying financial statements, the Company has losses from inception, negative cash flows from operations, limited working capital and no established source of revenue. These matters raise substantial doubt about the Company's ability to continue as a going concern.

     In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying consolidated balance sheet is dependent upon continued operations of the Company, which, in turn, is dependent upon the Company's ability to continue to raise capital and generate positive cash flows from operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence.

     As detailed in this Statement, management is currently endeavoring to raise additional capital in an effort to implement a specific new plan of operations which, it believes, will provide it with an established source of revenue along with positive cash flow from operations. However, management offers no guarantees as to the success of the new plan nor as to the Company's ability to continue as a going concern.

                               NEW CAPITAL IWORKS. INC.
                         (A COMPANY IN THE DEVELOPMENT STAGE)
                               BALANCE SHEET (UNAUDITED)

                                        ASSETS
                                        ------
                                                                     FOR THE PERIOD ENDED
                                                                        MARCH 31, 2004
                                                                          (UNAUDITED)
                                                                        --------------
CURRENT ASSETS
TOTAL CURRENT ASSETS
     Cash                                                                         234
                                                                        --------------

PROPERTY AND EQUIPMENT, NET                                                        --
                                                                        --------------
TOTAL ASSETS                                                            $         234
                                                                        ==============

                        LIABILITIES AND STOCKHOLDERS' DEFICIT
                        -------------------------------------

CURRENT LIABILITIES
     Account Payable                                                    $     233,909
     Accrued Expenses                                                         192,208
     Note Payable - Related Party                                              53,400
                                                                        --------------
     Total Current Liabilities                                                479,517

     COMMITMENTS                                                                   --
                                                                        --------------
TOTAL LIABILITIES                                                             479,517
                                                                        --------------

STOCKHOLDERS' DEFICIT
     Preferred Stock, $.01 par value, 10,000,000 Shares Authorized,
         No Shares Issued and Outstanding                                          --
     Common Stock, $.001 par value, 20,000,000 Shares Authorized,
         2,194,500 and 2,049,500 Shares Issued and
         Outstanding, respectively                                              2,195
     Additional Paid in Capital                                             1,879,555
     Deficit Accumulated During Development Stage                          (2,361,033)
                                                                        --------------
     TOTAL STOCKHOLDERS' DEFICIT                                             (479,283)
                                                                        --------------
     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                        $         234
                                                                        ==============

                   (See Accompanying Notes to Financial Statements)

                                         F-13

                                            NEW CAPITAL IWORKS, INC.
                                      (A COMPANY IN THE DEVELOPMENT STAGE)
                                      STATEMENTS OF OPERATIONS (UNAUDITED)

                                                        FOR THE THREE MONTHS ENDED
                                                           MARCH 31, (UNAUDITED)              FROM INCEPTION
                                                   -------------------------------------    (OCTOBER  21, 1999)
                                                         2004                 2003            MARCH 31, 2004
                                                   ----------------     ----------------     ----------------
REVENUES                                           $            --      $            --      $        19,430

EXPENSES
     General and Administrative                             14,338               10,650            2,192,125
                                                   ----------------     ----------------     ----------------

     LOSS FROM OPERATIONS                                  (14,338)             (10,650)          (2,172,695)
                                                   ----------------     ----------------     ----------------
OTHER INCOME (EXPENSE)
     Interest Income                                            --                   --               11,740
     Loss on Disposal of Property
           and Equipment                                        --                   --             (200,078)
                                                   ----------------     ----------------     ----------------

     NET TOTAL OTHER INCOME (EXPENSE)                           --                   --             (188,338)
                                                   ----------------     ----------------     ----------------

     LOSS BEFORE PROVISION FOR INCOME TAXES                (14,338)             (10,650)          (2,361,033)

PROVISION FOR INCOME TAXES                                      --                   --                   --
                                                   ----------------     ----------------     ----------------

     NET LOSS                                      $       (14,338)     $       (10,650)     $    (2,361,033)
                                                   ================     ================     ================
EARNINGS (LOSS) PER SHARE

     Basic and Diluted                             $         (0.00)     $         (0.01)
                                                   ================     ================

WEIGHTED AVERAGE NUMBER OF  SHARES OUTSTANDING

      Basic and Diluted                                  2,194,500            1,969,500
                                                   ================     ================

                                (See Accompanying Notes to Financial Statements)

                                                      F-14

                                                NEW CAPITAL IWORKS, INC.
                                          (A COMPANY IN THE DEVELOPMENT STAGE)
                                     STATEMENT OF STOCKHOLDERS' DEFICIT (UNAUDITED)
                                  FROM INCEPTION TO THE THREE MONTHS ENDED MARCH 2004

                                                  COMMON STOCK               PAID IN
                                          ----------------------------       CAPITAL      ACCUMULATED
                                             SHARES          AMOUNT          AMOUNT         DEFICIT           TOTAL
                                          ------------    ------------    ------------    ------------     ------------
BALANCE AT INCEPTION                               --     $        --     $        --     $        --      $        --

COMMON STOCK ISSUED                           100,000             100          99,900              --          100,000

NET LOSS FROM INCEPTION (NOVEMBER 1,
1999 TO DECEMBER 31, 1999                          --              --              --         (50,212)         (50,212)
                                          ------------    ------------    ------------    ------------     ------------
BALANCES AT DECEMBER 31, 1999                 100,000             100          99,900         (50,212)          49,788

COMMON STOCK ISSUED FOR CASH
AT $1.00 PER SHARE FROM JANUARY 2000
THROUGH JUNE 2000                             974,000             974         973,026              --          974,000

COMMON STOCK ISSUED FOR CASH
AT $2.00 PER SHARE FROM FEBRUARY 2000
THROUGH JUNE 2000                             385,500             386         770,614              --          771,000

NET LOSS FOR YEAR                                  --              --              --      (1,861,084)      (1,861,084)
                                          ------------    ------------    ------------    ------------     ------------
BALANCES AT DECEMBER 31, 2000               1,459,500           1,460       1,843,540      (1,911,296)         (66,296)

COMMON STOCK ISSUED FOR CASH
AT $.05 PER SHARE FROM APRIL 2001
THROUGH OCTOBER 2001                           70,000              70           3,430              --            3,500

NET LOSS FOR YEAR                                  --              --              --        (310,730)        (310,730)
                                          ------------    ------------    ------------    ------------     ------------
BALANCES AT DECEMBER 31, 2001               1,529,500           1,530       1,846,970      (2,222,026)        (373,526)

COMMON STOCK ISSUED FOR CASH
AT $.05 PER SHARE FROM APRIL 2002
THROUGH JULY 2002                             520,000             520          25,480              --           26,000

NET LOSS FOR YEAR                                  --              --              --         (41,319)         (41,319)
                                          ------------    ------------    ------------    ------------     ------------
BALANCE AT DECEMBER 31, 2002                2,049,500           2,050       1,872,450      (2,263,345)        (388,845)

COMMON STOCK ISSUED FOR CASH
AT $.05 PER SHARE DURING APRIL 2002            20,000              20             980              --            1,000

COMMON STOCK ISSUED FOR SERVICES
AT $.05 PER SHARE FROM APRIL 2002
THROUGH AUGUST 2002                           125,000             125           6,125              --            6,250

NET LOSS FOR YEAR                                  --              --              --         (83,350)         (83,350)
                                          ------------    ------------    ------------    ------------     ------------
BALANCE AT DECEMBER 31, 2003                2,194,500           2,195       1,879,555      (2,346,695)        (464,945)

NET LOSS FOR PERIOD (UNAUDITED)                    --              --              --         (14,338)         (14,338)
                                          ------------    ------------    ------------    ------------     ------------
BALANCE AT MARCH 31, 2004 (UNAUDITED)       2,194,500     $     2,195     $ 1,879,555     $(2,361,033)     $  (479,283)
                                          ============    ============    ============    ============     ============

                                    (See Accompanying Notes to Financial Statements)

                                                          F-15

                                              NEW CAPITAL IWORKS, INC.
                                        (A COMPANY IN THE DEVELOPMENT STAGE)
                                        STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                               FOR THE THREE MONTHS ENDED
                                                                  MARCH 31, (UNAUDITED)           FROM INCEPTION
                                                            ---------------------------------   (OCTOBER  21, 1999)
                                                                 2004               2003          MARCH 31, 2004
                                                            --------------     --------------     --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Loss                                               $     (14,338)     $     (10,650)     $  (2,361,033)
     Adjustments to Reconcile Net Loss to Net
         Cash Used by Operating Activities:
         Depreciation and Amortization                                 --              6,832             52,758
              Common Stock Issued for Services                         --              6,250              6,250
     Increase (Decrease) In:
                  Accounts Payable and Accrued Expenses            14,293             (8,175)           426,117
                                                            --------------     --------------     --------------
    NET CASH USED IN OPERATING ACTIVITIES                             (45)            (5,743)        (1,875,908)
                                                            --------------     --------------     --------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of Property and Equipment                                --                 --            (52,758)

CASH FLOWS FROM FINANCING ACTIVITIES
    Loan From Related Party                                            --              5,900             54,400
    Issuance of Common Stock                                           --                 --          1,874,500
                                                            --------------     --------------     --------------
    Net Cash Provided by Financing Activities                          --              5,900          1,928,900
                                                            --------------     --------------     --------------
NET INCREASE (DECREASE) IN CASH                                       (45)               157                234

CASH - AT BEGINNING OF YEAR                                           279                927                 --
                                                            --------------     --------------     --------------
CASH - AT END OF YEAR                                       $         234      $       1,085      $         234
                                                            ==============     ==============     ==============

                                (See Accompanying Notes to Financial Statements)

                                                      F-16

                            New Capital iWorks, Inc.
                      (A Company In The Development Stage)
                          Notes to Financial Statements
                       March 31, 2004 and 2003 (Unaudited)

Note 1 - Summary of Significant Accounting Policies:
----------------------------------------------------

    Nature of Business
    ------------------

New Capital iWorks, Inc. (the "Company") is a service-based provider of critical business methods and technologies to companies seeking to communicate business-to-business (B2B) via the world-wide web. The Company was organized on October 21, 1999 under the laws of the State of Delaware as a multinational Internet holding company for early stage e-commerce businesses. Its goal has been to develop and accumulate equity ownership in these businesses by providing critical structural and business developmental services in the areas of strategy, technology, marketing, finance, human resources, operations, real estate and venture capital financing from third-party venture funding partners.

    Basis of Presentation
    ---------------------

The unaudited financial statements have been prepared by New Capital iWorks, Inc. (the "Company"), pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments), which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and footnotes for the year ended December 31, 2003 included in this Form SB-A. The results of the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year ending December 31, 2004.

Note 2 - Property and Equipment:
--------------------------------

As of December 31, 2003 all property and equipment was fully depreciated.

Note 3 - Note Payable - Related Party:
--------------------------------------

As of March 31, 2004, the Company has an outstanding balance of $53,400 owed to New Capital Horizons, a Company owned and operated by the Company's Chief Executive Officer and President. This note is due on demand and is not accruing interest.

Note 4 - Subsequent Event:
--------------------------

Subsequent to 2001, the Company entered into a Letter of Intent to be acquired by an individual through the issuance of the Company's common stock. The Letter has since expired and has been superceded by an employment agreement with the individual. Pursuant to this agreement, the individual was hired on a part-time basis with compensation being subject to the Company's successful fund raising efforts. In addition, upon the achievement of certain performance milestones which have yet to be negotiated, the employee will be issued 11 million shares of the Company's common stock. As of the date of this filing, this plan has not been finalized.

                            New Capital iWorks, Inc.
                      (A Company In The Development Stage)
                          Notes to Financial Statements
                             March 31, 2004 and 2003

Note 5 - Uncertainty of Ability to Continue as a Going Concern:
---------------------------------------------------------------

The financial statements of New Capital iWorks, Inc. have been prepared on the basis of accounting principles applicable to a going concern. It is the Company's belief that it will continue to incur losses at least in the near-term. Therefore, in order for the Company to continue as a going concern, it is dependent upon its ability to raise capital from various sources, including the collection of funds from issuance of common stock as well as possible additional loans from related entities or individuals. The Company's ability to achieve these objectives cannot be determined at this time. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         3.1      Articles of Incorporation of the Company

         3.2      Bylaws of the Company

         4.1      Specimen stock certificate

         10.1     Employment Agreement for Michael Knox

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    New Capital iWorks, Inc.
                                    a Delaware corporation

Date:  June 29, 2004                By: /s/ Kevin DeVito
                                        ---------------------------------------
                                        Title: Chairman, President and Director

                                       14